EXHIBIT 99.1

                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                       FOR THE THREE AND SIX MONTHS ENDED

                             JUNE 30, 1998 AND 1997



                         PART I - FINANCIAL INFORMATION


ITEM 1. FINANCIAL STATEMENTS

a)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                           CONSOLIDATED BALANCE SHEET
                                 (in thousands)



                                                 June 30,       December 31,
                                                   1998             1997
                                                (Unaudited)        (Note)
Assets
 Cash and cash equivalents                      $   1,702       $   1,807
 Receivables and deposits                           1,913           1,964
 Restricted escrows                                 1,507           1,245
 Other assets                                       2,524           2,443
 Investment properties:
  Land                                             10,498          10,498
  Buildings and related personal property          90,004          88,871
                                                  100,502          99,369
  Less accumulated depreciation                   (61,925)        (59,501)
                                                   38,577          39,868

                                                $  46,223       $  47,327

Liabilities and Partners' Deficit
Liabilities
 Accounts payable                               $     386       $     623
 Tenant security deposit liabilities                  581             564
 Accrued property taxes                               710             770
 Other liabilities                                    566             582
 Mortgage notes and interest payable               32,765          32,905
 Master loan and interest payable                 245,446         234,861
                                                  280,454         270,305
Partners' Deficit
 General Partner                                   (2,329)         (2,216)
 Limited Partners                                (231,902)       (220,762)
                                                 (234,231)       (222,978)

                                                $  46,223       $  47,327

Note:The balance sheet at December 31, 1997, has been derived from the audited financial statements at that date but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements


b)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                            STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)



                                   Three Months Ended       Six Months Ended
                                        June 30,                June 30,
                                    1998        1997        1998        1997
Revenues:
    Rental income                $ 4,422     $ 4,313     $  8,805    $  8,540
    Other income                     268         339          626         615
         Total revenues            4,690       4,652        9,431       9,155

Expenses:
    Operating                      2,021       2,248        4,066       4,603
    General and administrative       164         187          345         321
    Interest                       6,675       6,161       13,205      12,304
    Depreciation                   1,216       1,229        2,424       2,402
    Property taxes                   324         325          644         660
         Total expenses           10,400      10,150       20,684      20,290

            Net loss             $(5,710)    $(5,498)    $(11,253)   $(11,135)

Net loss allocated
    to general partner (1%)      $   (57)    $   (55)    $   (113)   $   (111)
Net loss allocated
    to limited partners (99%)     (5,653)     (5,443)     (11,140)    (11,024)

                                 $(5,710)    $(5,498)    $(11,253)   $(11,135)

          See Accompanying Notes to Consolidated Financial Statements

c)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                  CONSOLIDATED STATEMENT OF PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)



                                           General      Limited
                                           Partner     Partners       Total

Partners' deficit at December 31, 1996    $(2,017)   $(201,079)    $(203,096)

Net loss for the six months ended
  June 30, 1997                              (111)     (11,024)      (11,135)

Partners' deficit at June 30, 1997        $(2,128)   $(212,103)    $(214,231)

Partners' deficit at December 31, 1997    $(2,216)   $(220,762)    $(222,978)

Net loss for the six months ended
  June 30, 1998                              (113)     (11,140)      (11,253)

Partners' deficit at June 30, 1998        $(2,329)   $(231,902)    $(234,231)

          See Accompanying Notes to Consolidated Financial Statements


d)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)



                                                             Six Months Ended
                                                                 June 30,
                                                             1998        1997
Cash flows from operating activities:
 Net loss                                                 $(11,253)   $(11,135)
 Adjustments to reconcile net loss to net
  cash provided by operating activities:
   Depreciation                                              2,424       2,402
   Amortization of loan costs, lease commissions
     and ground lease                                          267         324
   Change in accounts:
      Other assets                                            (348)       (523)
      Receivables and deposits                                  51         184
      Accounts payable                                        (237)        (93)
      Accrued property taxes                                   (60)        205
      Tenant security deposit liabilities                       17           3
      Other liabilities                                        (16)        (66)
      Interest on master loan                               10,664      10,883
       Net cash provided by operating activities             1,509       2,184

Cash flows from investing activities:
 Deposits to restricted escrows                               (262)       (406)
 Property improvements and replacements                     (1,133)     (1,516)
 Distributions from investment in limited partnerships          --         336
       Net cash used in investing activities                (1,395)     (1,586)

Cash flow used in financing activities:
 Principal payments on notes payable                          (140)       (141)
 Principal payments on Master Loan                             (79)       (388)

 Loan costs paid                                                --         (29)
       Net cash used in financing activities                  (219)       (558)

Net (decrease) increase in cash and cash equivalents          (105)         40

Cash and cash equivalents at beginning of period             1,807         932
Cash and cash equivalents at end of period                $  1,702    $    972
Supplemental disclosure of cash flow information:
 Cash paid for interest                                   $  1,287    $  1,480


          See Accompanying Notes to Consolidated Financial Statements

e)
                 CONSOLIDATED CAPITAL EQUITY PARTNERS/TWO, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners/Two, L.P. ("CCEP/2") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Equities, Inc., (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 1998, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1998.

Certain reclassifications have been made to the 1997 information to conform to the 1998 presentation.

Consolidation

In 1985, Equity Partners/Two ("EP/2"), a California general partnership, together with Anderson CC 2, a Georgia limited partnership, entered into a general partnership agreement ("CC Office Associates") to acquire Cosmopolitan Center, an office building located in Atlanta, Georgia. Pursuant to such general partnership agreement, the property ownership is split 90%/10% between CCEP/2, as successor to EP/2, and Anderson CC 2, respectively. CCEP/2's investment in CC Office Associates is consolidated in CCEP/2's financial statements. No minority interest liability has been reflected for Anderson CC 2's minority 10% interest because the Master Loan balance, which is secured by a deed of trust held by Consolidated Capital Institutional Properties/2 ("CCIP/2") on Cosmopolitan Center, exceeds the value of the property. As a result, CC Office Associates has a net capital deficit and no minority liability exists with respect to CCEP/2. On December 2, 1997, CCEP/2 sold Cosmopolitan Center to an unrelated third party for a contract price of $3,500,000 and realized a gain on sale of approximately $2,739,000. Approximately $3,307,000 of the proceeds from the sale of Cosmopolitan Center were paid to CCIP/2 as payment on the Master Loan.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP/2 has no employees and is dependent on the General Partner and its affiliates for management and administration of all partnership activities. The General Partner is wholly-owned by Insignia Properties Trust ("IPT"), an affiliate of Insignia Financial Group, Inc. ("Insignia"). CCEP/2 paid property management fees based upon collected gross rental revenues for property management services in each of the six month periods ended June 30, 1998 and 1997. The Partnership Agreement (the "Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP/2's activities.

Also, CCEP/2 is subject to an Investment Advisory Agreement between CCEP/2 and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP/2's properties. The General Partner and its affiliates received reimbursements and fees for the six months ended June 30, 1998 and 1997 as follows:


                                                              1998       1997
                                                               (in thousands)

 Property management fees (included in operating expenses)    $440       $437
 Investment advisory fees (included in general and
  administrative expenses)                                      86         77
 Lease commissions                                             147        227
 Reimbursement for services of affiliates, (included in
    operating, general and administrative expenses and
    investment properties) (1)                                 151        133


(1)Included in "Reimbursement for services of affiliates" for 1998 and 1997 is approximately $13,000 and $2,000, respectively, of reimbursements for construction oversight costs.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP/2 pursuant to the Master Loan Agreement, which is described more fully in the 1997 Annual Report. Interest payments totaling approximately $1,198,000 were made during the six months ended June 30, 1998. An interest payment of approximately $89,000 was made during the six months ended June 30, 1997. No advances were received under the Master Loan Agreement during each of the six months ended June 30, 1998 and 1997. A principal payment of approximately $79,000 was made on the Master Loan during the six months ended June 30, 1998. Principal payments of approximately $388,000 were made on the Master Loan during the six months ended June 30, 1997.

For the period of January 1, 1997 to August 31, 1997, the Partnership insured its properties under a master policy through an agency affiliated with the General Partner with an insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the master policy. The agent assumed the financial obligations to the affiliate of the General Partner which receives payments on these obligations from the agent. The amount of the Partnership's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

On March 17, 1998, Insignia entered into an agreement to merge its national residential property management operations, and its controlling interest in IPT, with Apartment Investment and Management Company ("AIMCO"), a publicly traded real estate investment trust. The closing, which is anticipated to happen in the third quarter of 1998, is subject to customary conditions, including government approvals and the approval of Insignia's shareholders. If the closing occurs, AIMCO will then control the General Partner of the Partnership.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at June 30, 1998, and December 31, 1997, are approximately $245,446,000 and approximately $234,861,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at 10% per annum and payments are due quarterly in an amount equal to Excess Cash Flow, generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service. If such Excess Cash Flow payments are less than the current accrued interest during the quarterly period, the unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. If such Excess Cash Flow payments are greater than the currently payable interest, the excess amount is applied to the principal balance of the loan.
Any net proceeds from the sale or refinancing of any of CCEP/2's properties are paid to CCIP/2 under the terms of the Master Loan Agreement.

The Master Loan matures in November 2000. The General Partner has determined that the Master Loan and related interest payable has no determinable fair value since payments are limited to net cash flows, as defined, but is not believed to be in excess of the fair values of the underlying collateral.

Effective January 1, 1993, CCEP/2 and CCIP/2 amended the Master Loan Agreement to stipulate that Excess Cash Flow would be computed net of capital improvements. Such expenditures were formerly funded from advances on the Master Loan from CCIP/2 to CCEP/2. This amendment and change in the definition of Excess Cash Flow will have the effect of reducing Master Loan payments to CCIP/2 by the amount of CCEP/2's capital expenditures since such amounts were previously excluded from Excess Cash Flow. The amendment will have no effect on the computation of interest expense on the Master Loan.

NOTE D - LEGAL PROCEEDING

In May 1997, the Partnership was named as a defendant in a lawsuit brought by PHC Construction Corporation in the Circuit Court for Oakland County, Michigan. Additional complaints were filed in November 1997 and July 1998 by PHC Construction against the Partnership, CCIP/2 and other defendants. Several of these lawsuits have been consolidated. The complaints arise from construction services allegedly performed by the plaintiff at the North Park Plaza Building in Southfield, Michigan prior to the sale of that property in September 1996. The complaints assert claims for, among other things, breach of contract, quantum meruit, promissory estoppel and constructive trust. The General Partner believes the claims asserted are without merit and intends to vigorously defend the action. Based upon the facts currently available, the General Partner believes that the disposition of these matters will not have a materially adverse effect on the financial position of the Partnership.

In March 1998, several putative unit holders of limited partnership units of the Partnership commenced an action entitled ROSALIE NUANES, ET AL. V. INSIGNIA FINANCIAL GROUP, INC., ET AL. in the Superior Court of the State of California for the County of San Mateo. The plaintiffs named as defendants, among others, the Partnership, the Corporate General Partner and several of their affiliated partnerships and corporate entities. The complaint purports to assert claims on behalf of a class of limited partners and derivatively on behalf of a number of limited partnerships (including the Partnership) which are named as nominal defendants, challenging the acquisition by Insignia and its affiliates of interests in certain general partner entities, past tender offers by Insignia affiliates to acquire limited partnership units, the management of partnerships by Insignia affiliates as well as a recently announced agreement between Insignia and AIMCO. The complaint seeks monetary damages and equitable relief, including judicial dissolution of the Partnership. On June 24, 1998, the General Partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs have filed an amended complaint. The General Partner believes the action to be without merit, and intends to vigorously defend it. Rather than responding to the motion, the plaintiffs have recently filed an amended complaint.

The Partnership is unaware of any other pending or outstanding litigation that is not of a routine nature. The General Partner believes that all such pending or outstanding litigation will be resolved without a material adverse effect upon the business, financial condition or operations of the Partnership.